Pricing Term Sheet dated as of October 1, 2009	Free Writing Prospectus Filed pursuant to Rule 433 Relating to the Preliminary Prospectus Supplement dated September 30, 2009 to the Prospectus dated December 1, 2008 File No. 333-155794
UAL Corporation
Offering of
$300,000,000 aggregate principal amount of
6.0% Convertible Senior Notes due 2029
(the “Convertible Notes Offering”)
The information in this pricing term sheet relates only to the Convertible Notes Offering and should be read together with (i) the preliminary prospectus supplement dated September 30, 2009, including the documents incorporated by reference therein and (ii) the related base prospectus dated December 1, 2008, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-155794.

Issuer:	UAL Corporation, a Delaware corporation.

Ticker / Exchange for Common Stock:	UAUA / The NASDAQ Global Select Market.

Trade Date:	October 1, 2009.

Settlement Date:	October 7, 2009.

Notes:	6.0% Convertible Senior Notes due 2029.

Aggregate Principal Amount Offered:	$300.0 million aggregate principal amount of Notes (excluding the underwriters’ option to purchase up to an additional $45.0 million aggregate principal amount of Notes, solely to cover over-allotments).

Public Offering Price:	100% / $300.0 million total.

Underwriting Discounts and Commissions:	2.5% / $7.5 million total.

Proceeds, Before Expenses, to the Issuer:	97.5% / $292.5 million total.

Maturity Date:	The Notes will mature on October 15, 2029, subject to earlier repurchase, redemption or conversion.

Annual Interest Rate:	6.0% per annum.

Interest Payment and Record Dates:	Interest will accrue from October 7, 2009, and will be payable semi-annually in arrears on April 15 and October 15 of each year, beginning on April 15, 2010, to the person in whose name a Note is registered at the close of business on April 1 or October 1, as the case may be, immediately preceding the relevant interest payment date.

Reference Price:	$7.24 per share of the Issuer’s common stock (the “Common Stock”), which is the public offering price per share in the concurrent Equity Offering (as defined below).

Initial Conversion Premium:	20% above the Reference Price.

Initial Conversion Price:	Approximately $8.69 per share of the Issuer’s Common Stock.

Initial Conversion Rate:	115.1013 shares of the Issuer’s Common Stock per $1,000 principal amount of Notes.

Use of Proceeds:	The proceeds from the Convertible Notes Offering will be approximately $292 million (or $336 million if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses. The Issuer intends to use the net proceeds from the Convertible Notes Offering, together with the net proceeds from the Issuer’s concurrent Equity Offering for general corporate purposes.

As of June 30, 2009, the Issuer’s total consolidated indebtedness was $6.45 billion. After giving effect to the issuance of the Notes (assuming no exercise of the underwriters’ over-allotment option) and the use of proceeds therefrom, the Issuer’s total consolidated indebtedness would have been approximately $6.75 billion.

Equity Offering:	Concurrently with the Convertible Notes Offering, the Issuer is offering 19 million shares of Common Stock in an underwritten public offering (the “Equity Offering”). The consummation of the Convertible Notes Offering is not conditional upon the consummation of the Equity Offering.

Commissions and Discounts:	The underwriters propose to offer the Notes directly to the public at the initial Public Offering Price set forth above and to certain dealers at that price less a concession not in excess of 1.5% of the principal amount of the Notes. After the initial public offering of the Notes, the offering price and other selling terms may be changed by the underwriters. Sales of Notes made outside of the United States may be made by affiliates of the underwriters.

The following table shows the underwriting discounts to be paid to the underwriters in connection with the Convertible Notes Offering, assuming both no exercise and full exercise of the underwriters’ option to purchase additional Notes.

	Without Over-	With Full Over-
	allotment Exercise	allotment
Per Note	$25.00	$25.00
Total	$7,500,000	$8,625,000

The expenses of the Convertible Notes Offering, including registration, filing and listing fees, printing fees and legal and accounting expenses, but excluding the underwriting discounts and commissions, are estimated to be approximately $300,000.

Joint Book-Running Managers:	J.P. Morgan Securities Inc. (50%), Morgan Stanley & Co. Incorporated (20%) and Goldman, Sachs & Co. (15%)

Co-Managers:	UBS Securities LLC (5%), Citigroup Global Markets Inc. (5%) and Credit Suisse Securities (USA) LLC (5%)

CUSIP / ISIN:	902549 AJ3/ US902549AJ38

Redemption at the Issuer’s Option:	The Issuer may not redeem the Notes prior to October 15, 2014. On or after October 15, 2014, the Issuer may redeem for cash all or part of the Notes. The redemption price will equal 100% of the principal amount of the Notes to be redeemed plus any accrued and unpaid interest, including any additional interest, to but excluding, the redemption date. The Issuer will give notice of redemption not less than 35 nor more than 60 calendar days before the redemption date to each holder of Notes.

Purchase of Notes by the Issuer at the Option of the Holder:	Holders have the right, subject to certain conditions, to require the Issuer to purchase all or a portion of their Notes on each of October 15, 2014, October 15, 2019 and October 15, 2024 (each such date, a “purchase date”). The purchase price payable will be equal to 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest, including any additional interest, to but excluding, such purchase date. The Issuer will pay the purchase price for all Notes so purchased in cash, shares of Common Stock or a combination thereof, at the Issuer’s election, using a price per share of Common Stock equal to the average of the daily VWAP (as defined in the preliminary prospectus supplement dated September 30, 2009) of Common Stock for the 20 consecutive trading days ending on the trading day prior to the purchase date.

Fundamental Change Permits Holders to Require the Issuer to Purchase Notes:	If the Issuer undergoes a fundamental change (as defined in the preliminary prospectus supplement dated September 30, 2009), subject to certain conditions, the holders will have the option to require the Issuer to purchase all or any portion of their Notes. The fundamental change purchase price will be 100% of the principal amount of the Notes to be purchased plus any accrued and unpaid interest, including any additional interest, to but excluding, the fundamental change purchase date. The Issuer will pay the fundamental change purchase price for all Notes so purchased in cash, shares of Common Stock or a combination thereof, at its election, using a price per share of Common Stock equal to the average of the daily VWAP of Common Stock for the 20 consecutive trading days ending on the trading day prior to the fundamental change purchase date.

Adjustment to Shares Delivered upon Conversion upon Certain Corporate Transactions:	The following table sets forth numbers of additional shares to be received per $1,000 principal amount of Notes based on hypothetical stock prices and effective dates:

	Stock Price
Effective Date	$7.24	$10.00	$15.00	$20.00	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00
October 7, 2009	23.0202	15.3331	8.8958	6.0011	4.3762	3.3437	2.6339	2.1191	1.4299	0.9977
October 15, 2010	23.0202	14.7820	8.2717	5.4974	3.9854	3.0394	2.3943	1.9281	1.3042	0.9121
October 15, 2011	23.0202	13.8605	7.2538	4.6880	3.3635	2.5584	2.0169	1.6277	1.1067	0.7772
October 15, 2012	23.0202	12.2075	5.5535	3.3884	2.3879	1.8134	1.4361	1.1665	0.8037	0.5703
October 15, 2013	23.0202	8.8528	2.6254	1.3574	0.9309	0.7142	0.5747	0.4738	0.3346	0.2421
October 15, 2014	23.0202	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	if the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares by which the conversion rate will be increased will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year;

•	if the stock price is greater than $60.00 per share (subject to adjustment), no additional shares will be added to the conversion rate; and

•	If the stock price is less than $7.24 per share (subject to adjustment), no additional shares will be added to the conversion rate.
Notwithstanding the foregoing, in no event will the total number of shares of Common Stock issuable upon conversion of Notes exceed 138.1215 per $1,000 principal amount of such Notes, subject to adjustments in the same manner as the applicable conversion rate as set forth under “Description of the Notes—Conversion rate adjustments” in the preliminary prospectus supplement dated September 30, 2009.

The Issuer has filed a registration statement (including a prospectus and a related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from sales representatives of J.P. Morgan Securities Inc., National Statement Processing, Prospectus Library, 4 Chase Metrotech Center, CS Level, Brooklyn, New York 11245; (718) 242-8002; Morgan Stanley & Co. Incorporated, 180 Varick Street, 2nd Floor, New York, New York 10014, Attention: Prospectus Department (email: prospectus@morganstanley.com); and Goldman, Sachs & Co., Attention: Prospectus Department, 85 Broad Street, New York, New York 10004, telephone (212) 902-1171 or toll-free (866) 471-2526 or by emailing prospectus-ny@ny.email.gs.com.
This communication should be read in conjunction with the preliminary prospectus supplement dated September 30, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent it is inconsistent with the information in such preliminary prospectus supplement or the accompanying prospectus.
ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.

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